SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON TRANSACTIONS BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem”) and Refinaria de Petróleo Riograndense Ltda. (“RPR”)
Relationship with the Issuer	Braskem holds a 33.20% interest in RPR voting capital and 33.20% of its total capital
Purpose	Purchase and Sale of Gasoline A, supplied by Braskem to RPR through monthly supply contracts between the parties.
Main terms and conditions	The sale of Gasoline A produced by Braskem for blending in the fuel pool by RPR and later resale to distributors.
Date of execution of the agreement	February 28, 2019
Any participation of counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	Hardi Schuck is member of the Board of Directors of RPR.
Detailed justification of the reasons why the management of the issuer believes the transaction observed commutative conditions or expects adequate compensatory payment	The commercial conditions agreed upon with RPR reflect the market conditions for the sale of Gasoline A in the domestic market, assuring commutativity of the transaction for both parties.

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NOTIFICATION ON TRANSACTIONS BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem” or “Seller”) and Petrobras Distribuidora S.A. – (“BR” or “Buyer”)
Relation with the issuer	BR is the subsidiary of Petrobras. Petrobras holds a 47.03% interest in Braskem’s voting capital and 36.15% of its total capital
Object	Sale of Gasoline A produced by Braskem in its units in the Camaçari (BA), Mauá (SP) and Triunfo (RS) Petrochemical Complexes.
Main terms and conditions	Validity: 60 days from the day March 1, 2019 or until the total delivery of trading volumes.
Date of contract signature	March 1, 2019
Eventual participation of the other party, its partners or administrators in the issuer’s decision process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners and administrators did not participate in the negotiations as representatives of the issuer. The transaction is part of the operation that was deliberated by the Board of Directors of Braskem S.A., four of whose eleven members are appointed by Petrobras.

Detailed justification on the reasons why the issuer’s management believes that the transaction complied with commutative conditions or provides for proper compensatory payment	The commercial conditions agreed upon with Petrobras reflect the conditions for the sale of Gasoline A in the domestic market, assuring commutativity of the transaction for both parties.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.